Exhibit 99
LETTER TO SHAREHOLDERS

If anyone would have signaled that 2021 would be even more challenging than 2020, we would not have believed it, but alas it was, however in a much different way. Driving returned to near pre-pandemic levels and severity outpaced our sophisticated models, especially during the latter half of the year. Whilst these trends reversed themselves from what we experienced during the heart of the pandemic, we reacted quickly to these fluctuations, knowing that our actions in the form of rate increases, would take time to earn in. We have a history of being a “first-mover” when we see trends change, and this time appears to be no different.

In light of all the reversions, we had the opportunity at every turn to show how flexible we were as a company. In fact, choosing the theme of flexibility for this year’s annual report aptly reflected 2021 and all of the twists and turns we navigated during the year. Peter Lewis, our longest running CEO, and the son of one of our founders, started using artwork and themes for our annual reports back in 1988, which was also the year I started with the company as a claim rep. That year, Peter chose seven artists to visually represent seven themes, of which flexibility was one of those themes. I always review the past annual reports to avoid duplication of themes, but I am quite certain that the flexibility that Peter wrote about versus the prodigious amount of what we had to adapt to this year do not compare 34 years later.

Aside from attempting to not duplicate a theme, I also only share the theme with a few select individuals involved in the process of selecting the artist and artwork that will be presented in the report. This year, we decided to approach things a little differently in our quest to be increasingly flexible. The artist we commissioned, Katy Fischer, created a nearly 560-piece mosaic made from colorful ceramic tiles to represent the theme in the report. The massive piece is magnificent and will be captured in photos to memorialize the artwork in its entirety and, of course, you can see it as part of the main fold-out in this report. That said, we determined that given the theme, as well as how incredibly flexible Progressive employees have been facing so many headwinds last year, we would share the art, piece by piece, with 560 deserving employees. To select the recipients, we invited employees to submit a story of how they, or a co-worker, exhibited flexibility in their interactions with our customers, each other, and/or those they care about. We had over 700 participants and the stories were so heartwarming that I wanted to share a few with you in my letter to our shareholders.

Michelle is such a shining light and positive addition to this organization. I can’t think of anyone more deserving of this artwork than her, given her adaptability and her true nature.

Michelle has continued to be an example of flexibility while dealing with her own personal challenges. She was directly impacted by Hurricane Laura in 2020, like so many others in the region, but continued to be a supportive leader that was always available and encouraging to others. She was also the person who cooked and served meals to the linemen in the region during the early recovery efforts as she knew these workers were away from their families for extended periods of time to aid our local communities. In addition, Michelle’s sense of humor has helped our team to stay connected and laugh with each other during the pandemic.

It is difficult to describe Michelle, but she is a cross between a well-oiled machine, a cheerleader, and the Energizer bunny – dedicated and full of energy! She is a fantastic supervisor who has a drive and a desire to connect with people, bring them together, inspire them, and push them towards their goals. She is a wonderful asset to our Progressive culture.
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Charley brings out the best of everyone she interacts with. She has maintained check ins with me even after I moved to another team. For our customers, she taught me how to not just say empathy but demonstrate empathy. She came up with creative ways to still follow our process but be empathetic with our customers when they were having a difficult time with the claim. She has also reached out to me and other co-workers when we were going through difficult times and sent us flowers or cards to show that she cares. In addition, Charley created an Employee Appreciation Day where the leaders highlighted what was special about their organization. Charley is a leader who is not afraid to be vulnerable and reach out to others. She has always been a strong ally and always encouraging Employee Resource Group involvement and participating in events. Her passion for Diversity & Inclusion initiatives is so evident. Charley displays care with every interaction she has with people. That care creates trust and allows us to be our true selves.

I will share several more of these amazing stories of flexibility, throughout this letter and within the report, so that you can really get a sense of how we confront adversity by embracing each challenge directly and adapt as we need to along the way. I won’t predict what we might face in 2022, but I guarantee you we will face it with energy, optimism, and nimbleness.

The year of adapting to volatile trends

The first quarter of 2021 was relatively calm as we were still enjoying strong margins reporting a combined ratio (CR) of 89.3, even given the fact that during 2020 we had lowered our personal auto rates in 40 states producing estimated average savings for our customers of $800 million. April 2021 was the first month where we posted a 96 CR, and we were beginning to see developments that turned out not to be temporary. Fast forward to the end of the quarter where we reported a 100.5 CR for the month of June and 96.5 for the second quarter 2021, versus an 87.7 in the same period the prior year. For the year, we reported a 95.3 CR and fulfilled our publicly stated financial goal of making at least 4 cents of aggregate underwriting profit in any given calendar year. Hitting our goal did not come without some challenges (reducing our marketing spend) and hard work on the part of many within the company.

We never like to find ourselves in this position, but we do whatever we can to try to live up to our commitment to our shareholders. The severity trends changed in more of a step function, rather than gradually over time, and we reacted in kind. We have stated many times over the years that our preference is to take “small bites of the apple” as it pertains to rate increases. We know consumers appreciate stable rates and we aim to provide that for them and to retain our current customer base. That said, given what we were seeing during the year, specifically in our severity trends, we knew we needed to take “larger bites” to get ahead of this fast-moving train. Profit and growth are inextricably connected yet occasionally we need to pull back on one to focus on the other and in the second half of 2021 our focus was on profit. We are swift in our decision making, and in getting the right rates on the street quickly, to put ourselves in the best position to grow when the opportunity arises.

You will see more details of results, across each functional area, in our Operations Summary section. I do want to share a few highlights that we would be proud of in any business environment let alone the current situation.

Across our Personal Lines organization, we added more than 1.3 million policies, ending 2021 with 22.7 million Personal Lines policies in force. We grew our Personal Lines net premiums written (NPW) and net premiums earned by nearly $3 billion, crossing the $36 billion NPW milestone to end the year at a stunning $36.2 billion. While new applications will likely be more of a challenge as we increase rates, we believe we will be well positioned when the industry catches up with trends.

A big congratulations goes to the entire Commercial Lines organization for a terrific year. The Commercial Lines business reached $8.0 billion in NPW, achieving 51% growth at an 88.9 CR in 2021, in large part due to growth in our commercial auto business. Not only have we achieved profitable double-digit premium growth for the 7th consecutive year, but our 2021 premium growth alone equates to almost the size of the #2 commercial auto insurer based on 2020 statutory results.

Our Commercial Lines business provides one of our greatest opportunities to expand our addressable market and grow. We expanded our business owners policy (BOP) product to 17 additional states in 2021, bringing our footprint to 34 states that represent more than 60% of the commercial multi-peril market based on 2020 industry statutory results.

We are excited to also expand our core commercial auto capabilities with the acquisition of Protective Insurance Corporation in 2021. Protective offers expertise in larger fleet and affinity programs and brings additional product lines for us to add to our portfolio.

Our Property business continued to help us attract more Robinson customers (i.e., people who want to bundle their home and auto insurance). While we met our growth goals in Property, we were again disappointed by underwriting losses in this business. Underwriting expenses and non-weather losses were both below our forecasts for the year, but weather-related catastrophe losses were substantially higher than we expected.

Improving profitability is our top priority for the Property business. In addition to disciplined underwriting and accurate pricing at the individual risk level, we have decided to take action to shift the overall mix of our Property business away from coastal and hail prone states to reduce volatility. We began implementing underwriting changes during the second half of 2021 and will continue to make changes in 2022 where we believe it is necessary to accomplish this goal.

Our operating growth and positive investment returns, along with the acquisition and integration of Protective, drove our investment portfolio above $50 billion at year-end 2021. Our investment portfolio achieved a total return of 2.6% for the year. Our returns decelerated from the previous two years as higher interest rates drove down results in our fixed-income portfolio. While fixed-income results were slightly negative, our equity index replication strategy saw 27% returns due to expansion in both corporate profits and equity multiples. Overall, returns were much less volatile than during 2020. While interest rates moved higher, they traded in a fairly narrow range and equities moved higher with only a few minor downturns throughout the year.

We exited the year as we had started it, with our capital in a strong position. The capital strength allowed us to opportunistically repurchase our shares throughout the year when we believed they were trading below our determination of long-term fair value. In August 2021, we paid off $500 million of 3.75% Senior Notes at maturity with cash on hand. Lastly, we declared and paid a $1.50 per share variable dividend in December on top of the $0.40 per share aggregate quarterly dividends that we paid throughout the year. We feel good about our ability to maintain a strong capital position and still be able to deliver these actions even in a year when we saw margins compress in our operating business.

Our Strategic Pillars

We continue to use our four cornerstones as the construct that guides us as we think about our future and continuing to become a destination for our customers and consumers (or as we like to call them future customers). We start with “who we are” and that is clearly outlined in our five Core Values. Next is “why we’re here,” which is our Purpose. The third cornerstone is “where we’re headed,” which we’ve outlined in our Vision. Lastly, and the more tactical of all of the cornerstones, is “how we’ll get there,” which falls under four strategic pillars that have been our steadfast approach to making sure we invest in the most critical elements of People and Culture, Broad Needs of our Customers, our Leading Brand, and having Competitive Prices.

Even as we endured challenges from COVID-19 and then the subsequent variants of Delta and Omicron, we never took our eye off the long-term vision we laid out many years ago, and we face these ongoing hurdles unflinchingly. It’s just who we are and how we perform. In fact, even though much of what we have focused on in 2021 had been due to the pandemic, we have a very clear 5-year plan and don’t intend to miss a beat, and rather confront any roadblocks, known and unknown, that will come our way.

People and Culture

When I think of a group that has adapted to so many changes and with such a positive approach, I think of all of the nearly 50 thousand dedicated and hard-working Progressive employees. We’ve communicated our desire to open our offices many times only to retract that directive based on a new COVID variant. We knew our top priority was to continue to protect the health and welfare of our people, while still serving our customers the way in which they deserve to be treated. I’m proud of our flexibility and we know that we will need to continue to be flexible as we watch the remainder of this pandemic unfold.

As we reacted to all of the external forces, we didn’t lose momentum on other very critical initiatives that we believe are imperative to the success of our business. We feel very strongly that in order to be consumers’ and agents’ number one choice and destination for auto, home, and other insurance, we need to understand and anticipate the needs of our customers and, in order to really understand our customers, we need to reflect them. For us, diversity, equity, and inclusion are business imperatives required to sustain our incredible growth and it’s our growth that generates additional career opportunities for all of us.

As I have said before, we’ve been at our Diversity and Inclusion efforts for nearly 15 years. Like every other part of our business, we have objectives, which have largely remained unchanged for over a decade, although we now represent our efforts as Diversity, Equity, and Inclusion (DE&I). Each year we measure our performance against these objectives and reassess our initiatives.

Our four Diversity, Equity, and Inclusion Objectives are as follows:

1) Reflect the customers we serve:

After almost a decade of efforts, we are close to achieving our workforce goal to have a gender and racial composition that’s representative of the United States adult population—our proxy for the demographics of our current and potential customers. Our hiring volume over the past five years has given us significant opportunity to add diverse talent, particularly at the entry level, which accounts for much of our hiring. We will continue with the recruiting and development efforts that have proven to be most successful over the past few years.

2) Leadership to reflect the people they lead:

Our ability to lead and motivate a diverse workforce requires an engaged team of diverse managers and senior leaders. Our efforts continue to increase the representation of women and people of color in these leadership ranks. To focus our efforts, we set a goal in late 2020 to double representation of people of color in senior leadership. A concerted effort to increase the diversity of our candidate pools has proven effective. We have increased representation from 10%—where we had been for almost a decade—to 16%, more than halfway to our goal. We will maintain our momentum largely by maintaining our discipline in developing deep, diverse candidate pools through new and existing recruiting networks.

3) Maintain a fair and inclusive work environment:

We’re committed to creating an environment where our people feel welcomed, valued, and respected. One key measure of success is participation in our Employee Resource Groups (ERGs). We believe our ERGs, and our outsized participation rates compared to benchmarks (Diversity Inc’s Top 50), are a significant contributing factor to several people metrics at Progressive. Our ERG members are more engaged and more likely to both stay at Progressive and apply for promotions. This will fuel even more momentum as we think about our future leaders and DE&I initiatives.

In addition to our ERG participation, we use our annual Engagement and Culture survey as one measure of inclusion. Engagement at Progressive remains extremely high, placing us in the 97th percentile of all companies that use the Gallup survey. Comparing the results by gender and race, we see slight, non-meaningful gaps in scores for men and women. The scores for Black and Asian employees lag behind their white coworkers but were relatively consistent with the prior year.

4) Contribute to our communities:

With a few exceptions, we’ve narrowed the focus of our community support to causes that align with our business, simply put, cars and homes. We provide vehicles to veterans with our Keys to Progress® initiative and help furnish homes for the homeless. For the first time in 2020, we asked each of our ERGs to identify a national charitable organization that supports the communities they represent. During 2021, we continued that funding, further linking our community and DE&I efforts.

We’ve gained considerable ground on our DE&I objectives over the past few years, and we’re encouraged by the momentum, particularly in diversifying our senior leadership ranks. We will continue to focus on diversity, equity, and inclusion to measure our culture and achieve our shared vision for the future.

Another important part of our culture is to work toward creating a better future for not only our employees but also for our agent partners, communities, shareholders, and the millions of customers who trust us to protect what’s most important to them. We produce a sustainability report to allow investors and these key stakeholders to review financial and nonfinancial information about our environmental, social, and governance activities. One highlight during 2021, was the addition of a large solar array at one of our main campus locations, which we expect will ultimately reduce that location’s carbon emissions by 1,500 metric tons per year. This is just one part of our growing renewable power program that will help us toward our goal of being carbon neutral (for scope 1 and 2 emissions) by 2025 and we are working to chart a course with the goal of being net-zero the following decade. For further information on our progress, check out our complete report at progressive.com/sustainability.

I’ll close this section with another story from an artwork recipient.

Eileen has epitomized flexibility in the workplace and has found numerous ways to ensure that everyone remains engaged and productive, and has fostered a healthy work/life balance for our team. She always finds ways to make herself available and is willing to change her plans to match the reality of the situation. As a result of her incredible flexibility, she is able to ensure that we maintain productivity during transitions. She embraces change and encourages the team to provide their thoughts and ideas, which has led to changes in processes that work for everyone. I can’t think of anyone more deserving of this unique honor than Eileen.

Broad Needs of our Customers

We strive to be where, when, and how customers want to purchase and service their policies. We follow the customers’ desires and attempt to make everything easy for them to obtain protection as they go through their insurance journeys. We want to be an insured’s destination company and will continue to invest in making that happen.

We can meet the needs of consumers through both HomeQuote Explorer® (HQX), our online Property offering, and our in-house agency with about a dozen carriers covering property, renters, and umbrella insurance.

We offer products from Progressive Home, along with several unaffiliated partners, through HQX in order to give our customers the choice that best fits their needs. The ability to buy online is now available through at least one carrier in 48 states making it available to over 90% of consumers quoted.

We ended 2021 with growth of nearly 13% of our bundled auto and home customers we refer to as Robinsons. Currently, 21% of our customers are either Robinsons or have more than one product with Progressive (e.g., car and motorcycle).

On the direct Commercial Lines side of the house, we work with a number of carriers to offer business insurance products (including our Progressive BOP) on BusinessQuote Explorer® (BQX). As we and our carrier partners continued product rollouts and state expansion, we were able to increase our reach and meet the insurance needs of more customers. In 2021, over 90 carrier/product/state expansions took place across BQX. Furthermore, in collaboration with these carriers, we were able to expand their acceptability of additional risk types by over 175 small business classes. With our rebuild and refresh of our consumer BQX website, we’ve adopted state-of-the-art accessibility capabilities and are extremely mobile-friendly.

Leading Brand

Amid the ever-changing business climate, our Marketing team flexed to deliver meaningful content to our target audiences. Thoughtfully, we adjusted our media spend when necessary to ensure our expenses and growth aligned with our profitability goals. Reducing our advertising spend is not something we like to do but was necessary under the circumstances. The great news is that our Progressive Brand is one that consumers readily recognize and respect. Our data-based approach to media provided us flexibility to alter our spend while minimizing long-term impact and it also gave us the opportunity to better understand what was and was not working. The learnings we’ve gained will make us more agile and even more precise when we return to growing our advertising.

Progressive is one of the country’s most advertised brands, and we continually challenge ourselves to create marketing rooted in real human insights that resonate with our targeted audience. We leverage our network of well-known and well-loved characters to deliver against that goal. Our campaigns delight consumers and drive our business, and the proof is in our ability to grow specifically in the number of preferred drivers we insure. Our commitment to marketing that drives business growth is unwavering.

In the spirit of relevance, in just two years’ time, Dr. Rick has risen through industry and consumer ranks to become one of Progressive’s most well-liked and lauded characters. In fact, the relative newcomer’s likeability and cross-generational appeal earned him a spot-on Ad Age’s most popular insurance ad characters list, taking up residency alongside our Flo and Jamie characters. More broadly, the Parentamorphosis campaign has amassed multiple awards for creative excellence, including two Effies in the insurance category. Pushing reach and relevance even further, Dr. Rick recently published Dr. Rick Will See You Now, a book to help young homeowners keep from turning into their parents. The limited-edition hardbound book sold out and the e-book earned a 4.5 of 5 rating on Amazon. This campaign extension literally brought our advertising character to real life and gave fans a tangible way to experience our brand.

In a space defined by many intangibles, how, when, and where we intersect with people has profound importance. To that end, we never rest and will propel forward with data driven, insightful, and innovative marketing that comes alive in both advertising and branded experiences that delight consumers and customers.

Competitive Prices

A key component of our strategy pillar around competitive prices is operational efficiency. As well recognized, the environment we’ve operated in during the past two years has been quite dynamic, especially around the frequency of claims. This has necessitated balancing operational efficiency in the near-term with our longer-term growth prospects and our desired work environment. I’m proud of our entire team’s flexibility and creativity as we’ve adjusted claims hiring and staffing levels more so perhaps in 2021, than we have in our entire history. Our loss adjustment expense (LAE) ratio for the year was 0.3 points higher than 2020, and approximately equal to 2019 when claims frequency was running more similarly to 2021.

Our key measure of operational efficiency outside of claims is what we call our non-acquisition expense ratio (NAER). This is the typical industry definition of underwriting expense ratio excluding agent commission and advertising expenses. Our growth aspirations require competitive agent commissions, as well as robust, and most likely growing, advertising spend. Consequently, we exclude these costs from our key efficiency metric. In 2020, we recognized over $1 billion of policyholder credits in our NAER as well as substantially higher estimates of bad debt expense. As such, it is more appropriate to compare our 2021 efficiency metrics to 2019. For 2021 relative to 2019, our Personal Lines NAER was down 0.7 points and our Commercial Lines NAER was down 0.9 points.

Of course, our aggregate cost structure including commissions and advertising must also be competitive and we are pleased to report a Personal Lines expense ratio for 2021 of 19.0 versus 19.9 in 2019. However, some of this improvement is due to spending less on advertising than we would have otherwise preferred, in light of the sudden and dramatic rise in average loss costs that started during the second quarter 2021. Our advertising spend is derived by what we calculate to be allowable given the lifetime profitability of new customers, as well as our aggregate calendar year profitability. In times when we need to raise prices to ensure those profit objectives are met, we reduce advertising spend to reduce expenses until we are once again adequately priced to cover our loss costs.

Profitability in our Commercial Lines business has not been a constraint and we increased advertising spend significantly during 2020 and maintained that level of spend during 2021 in Commercial Lines. Our aggregate expense ratio in this business was 19.6 versus 21.1 in 2019.

The combinations of our Personal and Commercial Lines loss adjustment and underwriting expense ratios are amongst the lowest in the industry and are significant in supporting our strategy of providing competitive prices. Our plan is to balance continually to seek improvements to operational efficiency while making investments that help us to maintain or improve this advantage going forward. Said another way, we sometimes need to spend on investments, like technology, in order to increase efficiency.

In addition to efficiency, accuracy is one of our Claims Guiding Principles, which has a profound impact on competitive prices and customer satisfaction. An audit function, independent from the Claims organization, regularly evaluates our work to ensure we are resolving claims quickly, efficiently, and accurately. I’m pleased to say that our accuracy results have been resilient to the many challenges we faced this past year.

I also want to extend kudos to our actuarial group. Although we experienced fluctuations in the amount of prior year development recognized during 2021, I am pleased to report that we ended the year with 0% prior accident year development on our outstanding loss reserves. While we have had a great track record over the years, given all the uncertainty brought about by the pandemic, achieving the goal to establish loss and LAE reserves as accurate and timely as possible when we set our reserves was not an easy objective to meet. This accuracy in reserving contributes to more accurate pricing.

Another important aspect of having competitive prices is being able to segment rate to risk. Having industry leading segmentation has been critical to our success and allows us to price each customer based on their expected loss experience.

Along with adjusting rates to match increasing loss costs, during 2021 we continued to deploy enhanced segmentation through product model upgrades that help us accurately match rate to risk, a core element of ensuring we can deliver both competitive prices and solid underwriting profit margins.

Within our auto product, during the year, we completed 24 auto model upgrades across channels and our latest product design, 8.7, at year end was deployed in 22 states that represented more than half of our countrywide premium. We believe this model improves segmentation and pricing accuracy and is improving quote conversion of more preferred risks which is helping to reduce the growth headwinds we’d typically face when raising rates to deliver target profitability.

In Commercial Lines, product segmentation improvements, along with growing use of our predictive usage-based programs, have improved our competitiveness and helped us be considered more often amongst the most preferred truckers shopping for insurance. The combination of our deep focus on commercial auto, strength in the for-hire transportation business segment, and the shape of the economic recovery enabled us to extend our leadership position in the commercial auto market.

In our Property business, the story is similar. As we increase rates to match rising overall costs, we’re also simultaneously improving the precision with which we match our prices to individual risks through deployment of our 4.0/4.1 product to 16 states in 2021.

Flexing into the new year

The work we do and the culture we nurture are inseparable. We strive to take care of our customers when they need us most and we believe that is a noble calling. Our collective groups in Claims and our Sales and Service organizations in both Personal and Commercial Lines have truly risen to the occasion whether it was during the many catastrophic events or just to lend an ear as people shopped and had questions on their policies.

Another group that has really risen to the occasion has been our recruiting team. During 2021, the team helped us hire over 13,000 people to support our growth and to make sure we were able to meet customers’ needs. The team worked hard to ensure that they were sourcing diverse candidates, and their efforts have been critical in helping us meet our DE&I objectives, as discussed above. A big thank you to the team.

Regardless of what comes our way, our culture is stronger than ever, and we are more motivated than ever to lean into our values and vision.

A great example of our culture, in action, comes from Arlo, a process specialist out of Nashville. His story is the epitome of how we think about the Golden Rule.

My mom, stepdad, and younger sibling’s home burned to the ground on Sunday Jan 9th. It was traumatic and surreal to stand with them as everything they owned burned before our eyes. Thankfully, everyone was okay, and they do have insurance to get them back on their feet. After sharing the tragedy with my leader, I had immediate support on taking time off to help my mom/family. In addition, my leader reached out and said that he’s been working within our group, and they’ve raised nearly $1,500 for my family! I was overwhelmed with emotion. I joined the group a little over a year ago and haven’t met my team in-person. For this team to come together and raise money for my family – confirms my beliefs that we have remarkable and caring people working here. Truly a family, the Progressive family.

I also want to welcome the Protective family into the Progressive fold. We are excited to get to know the Protective employees better and devise creative ways to profitably grow their existing business. We truly appreciate the knowledge the Protective team brings to the business and look forward to working collaboratively with them.

I started this letter by saying the flexibility we need now is somewhat different than what was needed 34 years ago. That said, the cover of the 1988 annual report read, “We don’t try to mold our people, we try to develop them, using their individual strengths as a pivot point.” That’s very consistent with how we feel over three decades later. We continue to truly care about each and every Progressive person having the opportunity to bring the best version of themselves to their teams and our customers. That won’t change and we have shown that it works.

In 1988, we ranked 37th when we compared ourselves against the entire property-casualty market and, relative to the $199 billion personal auto insurance market at that time, our market share was 0.6%. Today, we are ranked third in personal auto, with an estimated market share of 14%, not to mention ranking #1 in commercial auto and in the top 15 homeowners carriers. With our new and expanded lines of products, we believe that the opportunity for growth remains solid.

To everyone at Progressive that makes this place so special, thank you. I’m more dedicated than ever to lead us successfully into this next chapter and truly can’t wait to see many of you walking the halls of our many locations. For now, stay safe and healthy.

Thanks for all that you do.

Tricia

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer